UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 50127/July 30, 2004

ADMINISTRATIVE PROCEEDING
File No. 3-11512

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In the Matter of   :
                                                      :
CYBERGATE, INC.,   :
CYBER TENNIS, INC.,   :   ORDER MAKING FINDINGS AND
CYBERWHOLESALE, INC.,   :   REVOKING REGISTRATION BY
CATHAYONE, INC.,   :   DEFAULT AGAINST CATHAYONE, INC.,
eLOCITY NETWORKS, INC.,   :   MAXX INT'L, INC.,
GOLDEN OPPORTUNITY   :   OASIS RESORTS INT'L, INC.,
  DEVELOPMENT CORP.,   :   ROLLERBALL INT'L, INC., U.S.
J. A. B. INT'L, INC.,   :   HOMES & PROPERTIES, INC., AND
MAXX INT'L, INC.,   :   YOUTHLINE USA, INC.
OASIS RESORTS INT'L, INC.,   :
ROLLERBALL INT'L, INC.,   :
U.S. HOMES & PROPERTIES, INC.,   :
WICHITA DEVELOPMENT CORP.,   :
YOUTHLINE USA, INC.,   :
and ATC II, INC.   :

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        The Securities and Exchange Commission (Commission) initiated this proceeding on June 8, 2004, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Respondents CathayOne, Inc. (CathayOne), Maxx International, Inc. (Maxx), Oasis Resorts International, Inc. (Oasis Resorts), Rollerball International, Inc. (Rollerball), U.S. Homes & Properties, Inc. (U.S. Homes), and Youthline USA, Inc. (Youthline), (collectively, Respondents), were all served with the Order Instituting Proceedings (OIP) by June 15, 2004. As of today, Respondents have each failed to file an answer, due within ten days of service of the OIP. See 17 C.F.R. § 201.220(b); OIP at 6.

        On July 2, 2004, the Division of Enforcement filed a motion requesting, among other things, entry of an order finding any Respondent failing to answer in default. On July 16, 2004, I issued an order requiring Respondents to show cause by July 26, 2004, why they should not be held in default and why the registration of their securities should not be revoked. As of today, Respondents have each failed to show cause why they should not be held in default.

Respondents are each in default for failing to file an answer to the OIP within the time provided. Pursuant to Rule 155(a) of the Commission's Rules of Practice, 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true only as to these Respondents:

CathayOne (f/k/a Premier Brands, Inc.) (CIK No. 1071355) is a Delaware shell corporation with equity securities registered with the Commission pursuant to Exchange Act Section 12(g) on March 8, 2000. It was originally incorporated in Utah by Richard D. Surber (Surber) and sold to current management. CathayOne is delinquent in its periodic filings with the Commission, having not filed a periodic report since the period ending September 30, 2001, and it has had a void status with the Delaware Secretary of State since March 1, 2002. On June 15, 2001, CathayOne filed a Chapter 11 bankruptcy petition. CathayOne's last Form 10-QSB, filed on February 19, 2002, for the period ending September 30, 2001, reported that the company had $8 in assets and over $2 million in liabilities. CathayOne's stock (symbol "CATH") was delisted from the Over-The-Counter Bulletin Board in the fourth quarter of 2001, and it was last quoted on the Pink Sheets on August 5, 2003.

Maxx (f/k/a Area Investment & Development Co.) (CIK No. 1046869) is a Utah corporation with equity securities registered with the Commission on August 9, 1999, pursuant to Exchange Act Section 12(g). From 1996 to 1997, Surber and his company, Canton Financial Services Corporation, provided consulting services to Maxx (then Area Investment). Maxx is delinquent in its periodic filings with the Commission, having not filed a periodic report since the period ending September 30, 2000, and it has had an expired status with the Utah Secretary of State since September 16, 2002. Maxx's last Form 10-QSB, filed on December 27, 2000, for the period ending September 30, 2000, reported that it had a net loss of $4.5 million for the nine months ended September 30, 2000. The company's stock (symbol "MXII") is quoted on the Pink Sheets.

Oasis Resorts (f/k/a Flexweight Corp.) (CIK No. 316128) is a Nevada corporation with equity securities registered with the Commission on January 8, 1981, pursuant to Exchange Act Section 12. From 1998 to 1999, Surber and his company, NuVen Advisors, Inc., provided consulting services to Oasis Resorts (then Flexweight Corp.). NuVen was also a director of the company. Oasis Resorts is delinquent in its periodic filings with the Commission, having not filed a periodic report since the period ending December 31, 2000, and it has had a revoked status with the Nevada Secretary of State since November 1, 2002. The company's last Form 10-QSB, filed on July 3, 2001, for the period ending December 31, 2000, reported that it had a working capital deficit of $6.4 million. The company's stock (symbol "OSRI") was last quoted on the Pink Sheets on December 10, 2002.

Rollerball (CIK No. 925610) is a Delaware corporation with equity securities registered with the Commission pursuant to Exchange Act Section 12(g) on March 10, 1998. Surber acquired restricted stock from Rollerball for "services rendered." Rollerball is delinquent in its periodic filings with the Commission, having not filed a periodic report since the period ending September 30, 2000, and it has had a void status with the Delaware Secretary of State since March 1, 2001. The company's last Form 10-QSB, filed on November 20, 2000, for the period ending September 30, 2000, reported that it had incurred net losses of over $11 million from its inception. Rollerball's stock (symbol "ROLL") is quoted on the Pink Sheets.

U.S. Homes (CIK No. 934395) is a Nevada corporation with equity securities registered with the Commission pursuant to Exchange Act Section 12(g) on January 24, 2000. U.S. Homes has paid common stock to Surber for rendering legal opinions to the company on its securities, and Surber's first cousin, David Wolfson, is the president of U.S. Homes. U.S. Homes is delinquent in its periodic filings with the Commission, having not filed a periodic report since the period ending June 30, 2002, and it has a default status with the Nevada Secretary of State. The company's last Form 10-QSB, filed on December 10, 2002, for the period ending June 30, 2002, reported that it was operating at a total net loss of over $8.7 million. U.S. Homes's stock (symbol "USHM") is quoted on the Pink Sheets.

Youthline (CIK No. 1095930) is a Delaware corporation with equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Surber assisted Youthline in a reverse merger. Youthline is delinquent in its periodic filings with the Commission, having not filed a periodic report since the period ending September 30, 2000, and it has had a void status with the Delaware Secretary of State since March 1, 2002. Youthline's last Form 10-QSB, filed on December 6, 2000, for the period ending September 30, 2000, reported that it had net losses of over $19 million. Youthline's stock (symbol "YLNE") is quoted on the Pink Sheets.

Each of the Respondents is at least one year delinquent in its periodic filings. In addition, each of the Respondents has failed to heed delinquency letters sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Exchange Act Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB).

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

In view of the foregoing, I find that it is necessary and appropriate for the protection of investors to revoke the registration of the Respondents' securities.

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the securities of CathayOne, Inc., Maxx International, Inc., Oasis Resorts International, Inc., Rollerball International, Inc., U.S. Homes & Properties, Inc., and Youthline USA, Inc., is hereby REVOKED.

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Lillian A. McEwen
Administrative Law Judge